Filed by Abbott Laboratories

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: St. Jude Medical, Inc.

Registration No. 333-212002

Date: July 20, 2016

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CORPORATE  PARTICIPANTS

Scott Leinenweber Abbott Laboratories - VP, IR

Miles White Abbott Laboratories - Chairman & CEO

Brian Yoor Abbott Laboratories - SVP, Finance & CFO

CONFERENCE  CALL PARTICIPANTS

Mike Weinstein  JPMorgan Chase & Co. - Analyst

Matt Taylor Barclays - Analyst

Rick Wise Stifel Nicolaus - Analyst

Glenn Novarro RBC Capital Markets - Analyst

Larry Biegelsen  Wells Fargo Securities, LLC - Analyst

PRESENTATION

Operator

Good morning and thank you for standing by. Welcome to Abbott’s second-quarter 2016 earnings conference call.

(Operator Instructions)

This call is being recorded by Abbott. With the exception of any participant’s questions asked during the question-and-answer session the entire call, including the question-and-answer session, is material copyrighted by Abbott. It cannot be recorded or rebroadcast without Abbott’s express written permission.

I would now like to introduce Mr. Scott Leinenweber, Vice President, Investor Relations.

Scott Leinenweber - Abbott Laboratories - VP, IR

Good morning and thank you for joining us. With me today are Miles White, Chairman of the Board and Chief Executive Officer; Tom Freyman, Executive Vice President, Finance and Administration; and Brian Yoor, Senior Vice President, Finance and Chief Financial Officer.

Miles will provide opening remarks Brian will discuss our performance in more detail. Following their comments, Miles, Tom, Brian and I will take your questions.

Before we get started, some statements made today may be forward-looking for purposes of the Securities Litigation Reform Act of 1995 including the expected financial results for 2016. Abbott cautions that these forward-looking statements are subject to risk and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements.

Economic, competitive, governmental, technological and other factors that may affect Abbott’s operations are discussed in Item 1A Risk Factors to our annual report on Securities and Exchange Commission Form 10-K for the year ended December 31, 2015. Abbott undertakes no obligation to release publicly  any revisions to forward-looking statements as a result of subsequent events or developments except as required by law. Please note that second-quarter financial results and guidance provided on the call today for sales, EPS and  line items of the P&L will be for continuing operations only.

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On today’s conference call as in the past non-GAAP financial measures will be used to help investors understand Abbott’s ongoing business performance.  These non-GAAP financial measures are reconciled with the comparable GAAP financial  measures in our earnings news release and regulatory filing from today which will be available on our website at Abbott.com.

Our commentary on sales growth refers to operational sales growth which excludes the impact of foreign exchange unless otherwise noted. As you recall, Abbott issued a press release on April 28, 2016 announcing the transaction with St. Jude Medical. Please refer to that release for additional important information about Abbott, St. Jude and related  matters.

With that, I will now turn the call over to Miles.

Miles White - Abbott Laboratories - Chairman & CEO

Okay, thanks, Scott. Good morning.

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As you know, earlier in the quarter we took an important strategic step with our announcement to acquire St. Jude Medical. Abbott and St. Jude combined will have a highly competitive medical device portfolio including an industry-leading new product pipeline across cardiovascular, neuromodulation, diabetes and vision care. This strategic action builds upon the steps we’ve taken to achieve critical mass and leadership positions across each of our four businesses.

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QUESTIONS  AND  ANSWERS

Operator

(Operator Instructions) Mike Weinstein, JPMorgan.

Mike Weinstein - JPMorgan Chase & Co. - Analyst

Good morning, guys. Thanks for taking the questions.

Miles, let’s start with a couple of items if we could if I’m sure everybody would love to get an update on the two transactions in both St. Jude and Alere.

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Miles White - Abbott Laboratories - Chairman & CEO

As usual Mike, you are spot on. You know I feel like you must’ve been in the room or something here.

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So moving to St. Jude, I’d say everything is tracking well. We’ve got a second request from the FTC which we’ll certainly respond to. I’d say there’s not much in the way of surprises there.

All of our planning going forward is going according to plan. There’s no surprises, no negatives. Their performance appears to be tracking according to our forecast, our expectations and for their forecast.

In fact, I’d say their report this morning looks to me like their best quarter in about the last six anyway. And they are trending in the right directions as we predicted and forecasted and saw in our due diligence.

So I’d say with regard to St. Jude, everything is tracking well. We still hope to close that before year-end. I think that will be a close call just as we work our way through the administrivia of the FTC’s request and so forth and whatever we may have to do there.

But I’d say there’s no big surprises at all. We’re just going to try and complete the work that we’ve already indicated. And everything there is tracking according to plan.

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Operator

Rick Wise, Stifel.

Rick Wise - Stifel Nicolaus - Analyst

Good morning, Miles, good morning everybody. Miles, just to start with sort of a bigger picture question, a lot of the pushback that I get in talking about the acquisitions, that St. Jude, Alere, seems to revolve around a few points that both are challenged, even troubled assets, that you’re taking on too much integration challenge at once, the uncertainty around an equity raise, the lack of certainty around how Abbott will add value, improve, or better run particularly St. Jude and maybe a little lack of clarity about the Abbott senior management team, how that’s going to change, who’s going to lead the effort, again particularly on the device side.

While I personally don’t agree with these thoughts, I’d be curious just looking at the big picture here, again, given your long track record of successful opportunistic M&A, how is St. Jude, Alere set up better or worse than some of the past challenges you’ve faced? Why are these the right deal after another few months of thinking about it? What needs to be done to ensure that these are the right moves today for Abbott shareholders?

Miles White - Abbott Laboratories - Chairman & CEO

Well I’d say a couple of things. And I understand the sentiments of investors in general. I think that, first of all I’d say it’s not a skeptical or cautious attitude on the part of investors with just about everything, not particular to Abbott or specific to Abbott but I think there’s just a lot of caution out there.

All that frothy, robust enthusiasm of a year and half ago is definitely not there now. And yet the market is at a near high, but in our business that, businesses, that enthusiasm or at least that attitude doesn’t seem to be that lit up. So we put this in the context of all of that.

I think what I find in the feedback from investors is they just want a lot more clarity and a lot more visibility so that they can forecast or model or know where all this is going to go. Because I can put a historic – I can lean on historical track record and say hey, look, AMO wasn’t a great performing business when we bought it but right now it is doing exceptionally well.

The assets we assembled as EPD were not at the time great assets. I’d say CFR was a pretty great asset, but a lot of the assets that we put together weren’t necessarily super performing assets. And right now I’d say we’ve got one of the gems in the branded generic business globally because of the markets and the things we’re in.

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And I think the track record of how we integrate or how we manage our businesses is proven. We’re not intimidated at all by the integration. Frankly, that part I think we’ve shown we’re really good at.

We’ve got an experienced team in place. I’m not worried about that at all. And, frankly, in the case of St. Jude the organizations are so well aligned I think that one will go extremely well and extremely smoothly.

I don’t consider St. Jude to be a particularly challenged organization. I think that they’ve got a great pipeline of products. I think they’ve got a lot of good products.

They went through a fairly significant organizational structural change over the last two years that I think proved to be somewhat disruptive to the operation of the organization. We are well aware of that. We are well aware of what it meant, how it works, etc.

But understanding that, I think we’ve got a pretty good idea of how to integrate St. Jude and run it going forward. With regard to the management team, the management team that will be running our device businesses will be a mix, probably a fairly balanced mix of Abbott and St. Jude people. Where we believe that there’s clear benefit to Abbott management, talent, etc., or experience that we can bring to the party we certainly intend to do so.

And we’ve pretty well aligned out what we think that is. And we will also have the benefit of some of the most experienced and best managers and so forth at St. Jude.

I think St. Jude has been probably more maligned in the last year than it’s deserved because they missed earnings in the third and fourth quarter and they’ve had some delays in product approvals. But to be honest, if they had an MRI compatible CRM product I don’t think we’d be hearing nearly as much criticism of St. Jude. And it’s amazing how one thing or maybe if they were achieving the reimbursement of CardioMEMS faster, that’s about it.

Beyond that their businesses are booming.  All their other businesses are doing super well and they’ve already shown that they can recover share when they get a CRM approval by their performance in Japan. So I think it’s been overblown, Rick.

And I understand when investors are disappointed it takes them a while to recover from that and then they are skeptical. And then they look at Abbott and say, well, why do you think you can do it better? And my answer to that is I think we can do it better and I think St. Jude can do it better and so does St. Jude.

And I think that the two of us together both believe that, first of all, they resolve their MRI compatibility issue and continue to run the business well, which they are. This business is going to do not only how analysts expect and we expect, which is growth of 4.5%, 5% or more, but frankly maybe even better than that.

As I’ve indicated on other calls, St. Jude’s own estimates of how they are going to do are even higher than that. Our deal was done based on estimating, frankly, same kind of growth rates analysts estimate which put them at call it 4.5% to 5% going forward. And right now they are tracking towards that with their performance in all their businesses.

We’re just waiting for an approval of an MRI compatible CRM and I think this changes. As I look forward I think the breadth of the business and the combination with Abbott and the improved performance in our own Vascular business is nothing but up.

While right now you’ve got this period where there is uncertainty, uncertainty about when will it close and you haven’t forecasted what it will do and so forth I think a lot of our investors are just more cautious. But I look at it and we look down the road at our own projections and what we believe we’re going to do and I think okay, the stock is whatever it is today, $42 or whatever, I don’t think investors are ever going to see another point to buy-in at this level.

That’s what I think, I actually believe that. And I think our track record has proven we know how to integrate it, we know how to manage it, we know how to do well with it. We know how to add value to it.

We know what the breadth of offering is. We know the quality of their pipeline and the quality of their people. You don’t just buy it for the portfolio

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and leave it alone.

You buy it and you put the best management you can in place and you run it the best you can. We’ve got really excellent management in our Medical Devices business and I think they’ve got excellent people, too.

So in spite of the fact that they disappointed investors I think the investors got to get over last year and look forward here because I don’t think we bought some challenged property here.

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So I think to address further investors having two deals in the hopper at the same time is a lot of moving parts for investors. It leaves some things uncertain. It leaves the issue, as you said, the equity issuance uncertain.

Obviously if for some reason both of these didn’t happen there wouldn’t be a need or a desire to do that because we’re trying to balance our overall debt and equity balance sheet. So we’ll see, we just don’t know at this point. And I think there’s other ways that we can consider addressing that issue around the equity issue.

In fact, I have had the feedback from investors that they are concerned, at least they don’t like it because it’s dilutive. And I’m aware of that but I don’t think we’re anywhere close to where we have to make a decision on the equity issuance.

At this point we’re planning for it but we’re only going to do it if it’s in our interest to do it, balance our balance sheet. So full transparency, we’re planning to do it but there’s other ways it may well be addressed and we’re nowhere close to a resolution of that.

I think that the uncertainty of that for investors just has them cautious, concerned and so on. I think what I tell most people is look, by January this is all going to be pretty clear and it’s going to be resolved one way or another. And we’ll know whether we are going to do something like that or not.

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So I think those are all moving parts. I think there’s some frustration out there. I think people want to buy this stock, I think they want to be in the stock, I think they want the ride that we think we have ahead of us here for the coming years. They just don’t know whether there’s going to be some surprise they can’t anticipate.

And right now I think all the possible outcomes here are pretty evident. And I don’t see anything that’s going to take us backwards, but I certainly see a lot of things that are going to take us forward. And I’m pretty optimistic about it.

I just think that we and investors have to ride through about, call it, six months of less certainty on some of the choices here until it starts to resolve. And that’s not going to be next month, it’s going to be a while.

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Operator

Glenn Novarro, RBC Capital Markets.

Glenn Novarro - RBC Capital Markets - Analyst

Hi, good morning, guys. My first question relates to St. Jude. They did report this morning, and I thought what was very important is the fact that

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all their new products and timelines were reaffirmed this morning, which really set St. Jude up to rebound and have a strong 2017.

And Miles, you mentioned  St. Jude’s internal forecast, we read it in the proxy 10% revenue growth for the next five years which is well above what the street is modeling. I’m curious --

Miles White - Abbott Laboratories - Chairman & CEO

It’s above what I modeled.

Glenn Novarro - RBC Capital Markets - Analyst

Okay, and it’s above what I modeled. What is in that forecast that gets them to that 10%? I guess another way to say it is what are the upside surprises that could exist within the St. Jude outlook portfolio over the next five years if you can maybe call some out to us?

And then putting the two companies together there could be sales dissynergies.  I think you are hoping for sales synergies. How soon do you think you can achieve those sales synergies? Thank you.

Miles White - Abbott Laboratories - Chairman & CEO

Okay, a couple of things. First, before I phone a friend next to me here for some of the details underlying specific products, I would tell you that, first of all, if you’ve got a robust portfolio of new products coming that’s always a good thing. And we’re naturally always optimistic about the uptake of products, the penetration of products, the introduction of products and so forth.

And it’s always a constant balance of being sufficiently enthusiastic and pushing your organization hard enough on how you want to take those products to market. And then there’s always the speed bumps. Something slows you down somewhere whether it’s reimbursement or the timing of an approval or whatever.

And in all my years in the industry I have never seen on a particularly  consistent basis any company, including my own, deliver its new products on time, on plan, on schedule without some kind of delay. Even with Libre our ambitions, in terms of our own internal goals we’re probably a couple months behind where we wanted to be, months, a couple of months. And yet we have pretty stiff goal in our own minds about what we’re trying to do here.

And if you look at the product its screaming north at a rocket-like pace, which is a good thing. And all it takes is some minister somewhere to slow down his decision a few weeks and you’re off by a couple weeks.

So when I look forward at St. Jude and I look at the 10%, is it potentially possible?  Yes, it’s potentially possible but it’s a lot of green lights, it’s a lot of green lights without any speed bumps. And the reality of life is there’s a lot of speed bumps.

So I would have judged it back a little bit in terms of just caution. I think they’re aspirational about the pace at which those new products come. I don’t think there’s any disagreement on our part with them about how good the products are, how well received they’ll be, what competitive response will be and so forth.

I also think they’re going to benefit from some great market growth rate behind a lot of these products. They don’t have to go tear it way from somebody else in competition hand-to-hand combat. The CRM business is hand-to-hand combat, but a lot of the other businesses here are, frankly, just plain innovative, new, and relying on growth and training physicians in usage and so forth.

So I think that while they would -- their estimates really were sort of in that 9% and up range. I think we’re just being naturally cautious at the unknown and I think analysts are too.

When we looked across a consensus of analysts for St. Jude the consensus was around 4.5% to 5% growth going forward here for the next five

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years. And what’s ironic about that is I’ve spoken to a lot of these analysts because we know them covering  us as well and they’ll say, yes, I know that’s what my model says but I’m just not sure they are really going to do that. And that’s because their growth rate was more flat over the last five years.

But the growth rate was flat over the last five years because they didn’t have some of these products or a Thoratec or some of the other businesses they’ve got now. And right now they’ve got a heck of a lot more in the pipeline and a heck of a lot more that they’ve added to the company since say three, four years ago.

So I don’t think the last five years growth rates are relevant as a comparison. I think what they’ve got and what they’ve done is and I think right now the growth rate is only suppressed because they’ve got difficulty with not having an MRI compatible claim on their CRM and  CRT products.

You take that away and this business is already at analyst projections and analyst projections have been more robust than the past history. So I think St. Jude is one of those stories where once you disappoint some investors in a couple of quarters the investor doesn’t believe the projection of the future as much as he believes the rearview mirror. So I think they’ve got to put the points on the board and earn back a little credibility that what they’ve projected is actually going to happen and I think the sentiment will change on St. Jude.

Now I’m not investing in sentiment, I’m investing in real products and real Company and real business. And I think that what they’re tracking at right now is giving the evidence that what they projected is valid. These businesses if you look at all the segments of businesses they are really doing great.

The one soft spot in the Company is CRM and they do have to get better reimbursement status for CardioMEMS. Okay, that’s two things and they are all over that and we’re comfortable with how they are all over that. And the rest of the Company is doing gangbusters.

So I think they just got to show the evidence  here over time. Rick, I’ve already forgotten the second half of your question.

Glenn Novarro - RBC Capital Markets - Analyst

Well, it’s Glenn, not Rick.

Miles White - Abbott Laboratories - Chairman & CEO

Sorry.

Glenn Novarro - RBC Capital Markets - Analyst

And second -- it’s all right Miles -- and it’s sales synergies. So there’s the potential for dissynergies but as I look at this deal both companies are very compatible and so there conceivably should be sales synergies. So maybe comment on how soon that can happen.

Miles White - Abbott Laboratories - Chairman & CEO

Glenn, may I call you Bob?

Glenn Novarro - RBC Capital Markets - Analyst

Yes, sure.

Miles White - Abbott Laboratories - Chairman & CEO

I apologize. It was such a windy answer, I lost track. In any case, I think the synergies are going to be easy to get.

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I think the commercial synergies and that, first of all, it depends on the integration of your sales forces, the integration of your sales management structures, your commercial management structures. I think it depends on how we construct our whether it’s integration or cooperation across boundaries with multiple businesses, that will -- and how customers embrace that, particularly in the US will determine how rapidly that goes.

Having said that, the companies have had some experience that way for some time already because we’ve had a joint marketing agreement with St. Jude for a number of years between our stent business and their CRM business. So we’re already well familiar with each other. Of course, the dynamics change when you are part of the same Company and that’s a positive, it gets better.

So I think that the nature of the kind of commercial synergy we would look for in the broader portfolio of products that we offer, how we approach our accounts, how we can service our accounts, etc., I’d say that planning is well underway, if not starting to be in practice in a number of cases. And between Mike Rousseau, the CEO of St. Jude, and Robert Ford, our EVP, and  that organization or these two organizations I think the two of them and their people have planned and cooperated exceptionally well going forward here.

So I think we hit the ground running as if the two companies have been together for a long time. I don’t really foresee a lot of hiccups or bumps here.

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Scott Leinenweber - Abbott Laboratories - VP, IR

Thank you, operator and thank you for all of your questions. That concludes Abbott’s conference call.

A replay of this call will be available after 11 a.m. Central Time today on Abbott’s investor relations website at www.abbottinvestor.com and after 11 a.m. Central Time via telephone at 404-537-3406, passcode 38160622. The audio replay will be available until 4 p.m. Central Time on Wednesday August 3. Thank you for joining us today.

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Operator

Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program and you may all disconnect. Everyone have a wonderful day.

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Important Additional Information

In connection with the proposed transaction, Abbott has filed a registration statement on Form S-4, which will include a document that serves as a prospectus of Abbott and a proxy statement of St. Jude Medical (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement has not yet become effective.  Investors and security holders of St. Jude Medical are urged to carefully read the entire registration statement and proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information. Following the registration statement having been declared effective by the SEC, a definitive proxy statement/prospectus will be sent to St. Jude Medical’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Abbott or St. Jude Medical as described in the paragraphs below.

The documents filed by Abbott with the SEC may be obtained free of charge at Abbott’s website at www.abbott.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Abbott by requesting them by mail at Abbott Laboratories, 100 Abbott Park Road, Abbott Park, IL 60064-6400, Attention: Investor Relations, or by telephone at (224) 667-8945.

The documents filed by St. Jude Medical with the SEC may be obtained free of charge at St. Jude Medical’s website at www.sjm.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from St. Jude Medical by requesting them by mail at St. Jude Medical, One St. Jude Medical Drive, St. Paul, MN 55117, Attention: Investor Relations, or by telephone at (651) 756-4347.

Participants in the Solicitation

St. Jude Medical, Abbott and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from St. Jude Medical shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of St. Jude Medical in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Abbott and their ownership of Abbott common shares is set forth in the definitive proxy statement for Abbott’s 2016 annual meeting of shareholders, as previously filed with the SEC on March 18, 2016. Information about the directors and executive officers of St. Jude Medical and their ownership of St. Jude Medical common shares is set forth in the definitive proxy statement for St. Jude Medical’s 2016 annual meeting of shareholders, as previously filed with the SEC on March 22, 2016. Free copies of these documents may be obtained as described in the paragraphs above.

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